UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)
SULPHCO, INC.

(Name of Issuer)
COMMON STOCK

(Title of Class of Securities)
865378103

(CUSIP Number)
Dr. Rudolf W. Gunnerman
6601 Windy Hill
Reno, Nevada 89511
Phone: (775) 829-9904

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 10, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-1(e), 13d-(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	865378103	Page	2	of	9

1.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Dr. Rudolf W. Gunnerman

2.	Check the Appropriate Box if a Member of a Group
a) ☐
b) ☐

3.	SEC Use Only

4.	Source of Funds

Not applicable.

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

USA

	7.	Sole Voting Power

Number of		2,000

Shares	8.	Shared Voting Power
Beneficially
Owned by		27,655,913

Each	9.	Sole Dispositive Power
Reporting
Person With		2,000

	10.	Shared Dispositive Power

27,655,913

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

27,657,913

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13.	Percent of Class Represented by Amount in Row (11)

35.05%*

14.	Type of Reporting Person

IN
* Based on 78,915,199 shares of the issuer’s common stock outstanding as of October 31, 2007.

CUSIP No.	865378103	Page	3	of	9

15.	Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entity Only). Doris M. Gunnerman

16.	Check the Appropriate Box if a Member of a Group
a) ☐
b) ☐

17.	SEC Use Only

18.	Source of Funds

Not applicable.

19.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

20.	Citizenship or Place of Organization

USA

	21.	Sole Voting Power

Number of		0

Shares	22.	Shared Voting Power
Beneficially
Owned by		27,655,913

Each	23.	Sole Dispositive Power
Reporting
Person With		0

	24.	Shared Dispositive Power

27,655,913

25.	Aggregate Amount Beneficially Owned by Each Reporting Person

27,655,913

26.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

27.	Percent of Class Represented by Amount in Row (11)

35.05%*

28.	Type of Reporting Person

IN
* Based on 78,915,199 shares of the issuer’s common stock outstanding as of October 31, 2007.

CUSIP No. 865378103	Page 4 of 9
SCHEDULE 13D/A
     This Amendment No. 2 (the “Amendment No. 2”) filed by Dr. Rudolf W. Gunnerman and his spouse, Doris M. Gunnerman relates to the Statement of Beneficial Ownership on Schedule 13D filed on January 12, 2007, as amended by Amendment No. 1 filed on January 16, 2007 (the “Amendment No. 1”) with respect to the common stock, par value $.001 per share (the “Common Stock”), of SulphCo, Inc., a Nevada corporation (the “Company”).
Item 2. Identity and Background
     The information set forth under Item 2 of Amendment No. 1 is hereby deleted and replaced by the following:
     This statement is being filed jointly by Dr. Rudolf W. Gunnerman and his spouse, Doris M. Gunnerman (the “Reporting Persons”). Dr. Gunnerman is the former Chairman and Chief Executive Officer of the Company. Dr. Gunnerman is currently self-employed. Mrs. Gunnerman is retired. The Reporting Persons’ address is 6601 Windy Hill Way, Reno, Nevada 89511.
     During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.
     Dr. and Mrs. Gunnerman are U.S. citizens.
Item 3. Source and Amount of Funds or Other Consideration
     The information set forth under Item 3 of the Amendment No. 1 is hereby deleted and replaced by the following:
     In January 1999, Dr. Gunnerman formed GRD, Inc. (“GRD”), a Nevada corporation owned by him and Mrs. Gunnerman. On December 4, 2000, pursuant to an Exchange Agreement between the Company and GRD, the Company acquired all of the outstanding stock of GRD, and Dr. Gunnerman and Mrs. Gunnerman were issued an aggregate of 12,000,000 shares of Common Stock in exchange for their shares of capital stock of GRD (the “GRD Acquisition”).
     Subsequent to the GRD Acquisition, the Reporting Persons acquired an additional 15,657,913 shares of Common Stock (net of sales and other dispositions) for an aggregate net purchase price of approximately $10,000,000. The source of all funds used to acquire shares of Common Stock purchased by the Reporting Persons since the date of the GRD Acquisition was the Reporting Persons’ own personal funds.
     The information provided in Item 4 hereof is incorporated herein by reference.
Item 4. Purpose of Transaction

CUSIP No. 865378103	Page 5 of 9
     The information set forth under Item 4 of the Amendment No. 1 is amended to add the following:
     Pursuant to discussions with the Company subsequent to the filing of Amendment No. 1, the Reporting Persons currently have no plans to propose any further Bylaw Amendments or propose their own slate of nominees for election at the Company’s next annual meeting of stockholders.
     On December 5, 2007, the Reporting Persons entered into a plan (the “Plan”) with Oppenheimer & Co. Inc. (“Oppenheimer”) in accordance with Rule 10b5-1 under the Securities and Exchange Act of 1934, as amended. The Plan became effective on December 10, 2007, covers an aggregate of 2,500,000 shares of Common Stock and provides for the sale of 250,000 shares of the Common Stock per month at the market price. The Plan expires the earlier of December 5, 2008 or when all the shares of the Common Stock covered by the Plan are sold. The Plan may be modified or amended upon the written agreement of the Reporting Persons and Oppenheimer. The Reporting Persons entered into the Plan in order to diversify their financial holdings. The information set forth in this Item 4 is qualified in its entirety by reference to the Plan, attached hereto as Exhibit 99.2.
     Other than as set forth above, at the present time, the Reporting Persons have no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) — (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4.
Item 5. Interest in Securities of the Issuer
     The information set forth under Item 5 of Amendment No. 1 is hereby deleted and replaced by the following:
     The percentage of shares of Common Stock reported owned by each of the Reporting Persons in this Amendment No. 2 is based upon 78,915,199 shares of the Common Stock outstanding as of October 31, 2007 as reported in the Company’s most recent Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 9, 2007.
     As of December 17, 2007, Dr. Gunnerman beneficially owned 27,657,913 shares of Common Stock constituting approximately 35.05% of the Company’s outstanding shares of Common Stock. The shares held by Dr. Gunnerman include (A) 27,655,913 shares held jointly with Mrs. Gunnerman, of which (i) 500,000 shares have been pledged (the “Pledged Shares”) by Dr. Gunnerman to Argyle Equities LLC (“Argyle”), (ii) 1,500,000 shares have been optioned by the Reporting Persons to certain individuals for purchase through February 29, 2008 at a per share purchase price of $4.10 (the “Optioned Shares”), and (iii) 125,000 shares have been promised to the individual who brokered the

CUSIP No. 865378103	Page 6 of 9
transaction for the Optioned Shares to the extent the option to purchase is exercised, and (B) 2,000 shares held by Dr. Gunnerman individually.
     As of December 17, 2007, Mrs. Gunnerman beneficially owned 27,655,913 shares of Common Stock constituting approximately 35.05% of the Company’s outstanding shares of Common Stock, all of which are held jointly with Dr. Gunnerman. The shares jointly held by Mrs. Gunnerman include (i) the Pledged Shares, (ii) the Optioned Shares, and (iii) 125,000 shares which have been promised to the individual who brokered the transaction for the Optioned Shares to the extent the option to purchase is exercised.
     The Reporting Persons share the power to vote and dispose of, or to direct the vote or disposition of, the 27,655,913 shares of Common Stock held by them jointly.
     Dr. Gunnerman has the sole power to vote and dispose of the 2,000 shares of Common Stock held solely by him and has shared power to dispose of the 500,000 Pledged Shares.
     (c) The information included in Item 1 through Item 4 hereof is incorporated herein by reference. No other transactions in the Company’s common stock were effected during the 60 days prior to the date hereof by the Reporting Persons except as set forth below:
     The below number of shares of Common Stock were sold on December 11, 2007 pursuant to the Plan:

Number of	Price per
shares	share
12,500	4.6000
300	4.6100
3100	4.6200
5000	4.6400
5100	4.6500
     The below number of shares of Common Stock were sold on December 12, 2007 pursuant to the Plan:

Number of	Price per
shares	share
3,500	4.3200
3,100	4.3500
400	4.3600
100	4.3700
1,300	4.4000
100	4.4100
1000	4.4200
1000	4.4300
1000	4.4400
3000	4.4500
1000	4.4600
2000	4.4700
1000	4.5000

CUSIP No. 865378103	Page 7 of 9
     The below number of shares of Common Stock were sold on December 13, 2007 pursuant to the Plan:

Number of	Price per
shares	share
1,300	4.0800
200	4.0900
3,000	4.1000
1,000	4.1100
300	4.1200
600	4.1300
100	4.1400
2200	4.1500
1300	4.1600
3500	4.1700
1500	4.1800
5000	4.2000
2600	4.2500
1000	4.2600
1400	4.2700
2500	4.4000
     The below number of shares of Common Stock was sold on December 14, 2007 pursuant to the Plan:

Number of	Price per
shares	share
1,400	4.4000
200	4.4400
900	4.4500
6,000	4.5000
2,600	4.5100
900	4.5200
400	4.5300
400	4.5700
3,200	4.5800
2,000	4.6000
2,000	4.6500
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth under Item 6 of the Schedule 13D is hereby deleted and replaced by the following:
     Pursuant to a Pledge Agreement (the “Pledge Agreement”), dated March 29, 2004, entered into by Dr. Gunnerman in favor of Argyle, Dr. Gunnerman pledged 500,000 shares of Common Stock to Argyle to secure his obligations with respect to a loan made by Argyle to Dr. Gunnerman. The Pledge Agreement provides Dr. Gunnerman voting rights with respect to the Pledged Shares. Dr. Gunnerman currently anticipates that the pledge will be released in the near future.
     Pursuant to a Stock Option Agreement, dated April 24, 2007, by and among the Reporting Persons and persons or entities holding an option to purchase the Optioned Shares(“Optionees”), and as amended by Amendment No.1 to Stock Option Agreement, dated November 27, 2007, the Optionees have the right to purchase the Optioned Shares from the Reporting Persons at a per share purchase price of $4.10 through February 29, 2008; provided, that if the option to purchase cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, the option to purchase shall remain exercisable and shall not terminate until the earlier of (x)

CUSIP No. 865378103	Page 8 of 9
the date on which such impediment shall become final and not subject to appeal, and (y) 5:00 p.m. New York Time, on the 30th business day after such impediment shall have been removed.
     Pursuant to a Lockup Agreement, dated April 24, 2007, by and among the Reporting Persons and the Company, and as amended by Amendment No.1 to Lockup Agreement, dated November 27, 2007, the Reporting Persons agreed that until December 31, 2007, they would not buy or sell or otherwise dispose of any shares of Common Stock or any options, warrants or other rights to purchase shares of Common Stock or any other security of the Company which the Reporting Persons own or have a right to acquire as of the date of the agreement and subsequent thereto, other than (i) the Optioned Shares, (ii) in connection with an offer made to all shareholders of the Company, (iii) bona fide gifts or transfers by will or intestacy, (iv) transfers to any trust for the direct or indirect benefit of the Reporting Persons or the immediate family of the Reporting Persons, provided that any such transfer shall not involve a disposition for value, (v) transfers to a partnership which is the general partner of a partnership of which the Reporting Persons is a general partner, (vi) bona fide sales for cash at not less than $7.00 per share of Common Stock, (vii) sale of 125,000 shares at $4.00 per share and options to purchase 125,000 shares with a share exercise price of $4.00, and (viii) transfers in an amount up to 1% of the outstanding Common Stock each three months pursuant to a 10b5-1 retirement plan administered by Oppenheimer & Company.
     Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named herein and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
99.1	Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

99.2	Rule 10b5-1 Sales Plan adopted by Rudolf W. Gunnerman and Doris M. Gunnerman, effective December 10, 2007.

CUSIP No. 865378103	Page 9 of 9
Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 17, 2007	By:	/s/ Rudolf W. Gunnerman
Rudolf W. Gunnerman

Dated: December 17, 2007		/s/ Doris M. Gunnerman

Doris M. Gunnerman

CUSIP No. 865378103	Exhibit 99.1
JOINT FILING AGREEMENT
     The undersigned hereby consent to the joint filing by any of them of a Statement on Schedule 13D and any amendments thereto relating to the securities of SulphCo, Inc., and hereby affirm that this Amendment No. 2 to Schedule 13D is being filed on behalf of each of the undersigned.

Dated: December 17, 2007	By:	/s/ Rudolf W. Gunnerman
Rudolf W. Gunnerman

Dated: December 17, 2007		/s/ Doris M. Gunnerman

Doris M. Gunnerman

Exhibit 99.2
Rule l0b5-1 Sales Plan
     This Rule 10b5-1 Sales Plan (“Plan”) is adopted by Rudolf W. Gunnerman & Doris M. Gunnerman, (“Seller”) on December 5, 2007, in order to establish a systematic program by which Oppenheimer & Co. Inc., (“Oppenheimer & Co.”) will use its reasonable best efforts to sell on Seller’s behalf the shares of common stock (“Stock”) of Sulphco Inc. (“Issuer”).
A. Sales Program
     1. Seller’s sales program relates to the sale of shares of Stock already owned by Seller, as specified in Exhibit A.
     2. Seller is giving Oppenheimer & Co. authority to act as Seller’s agent under this Plan. Seller has consulted with Seller’s own advisors as to the legal, tax, business, financial and related aspects of, and has not relied upon Oppenheimer & Co. or any person affiliated with Oppenheimer & Co. in connection with, Seller’s adoption and implementation of this Plan. In this regard, Seller acknowledges that Oppenheimer & Co. has not provided any investment advice to Seller in connection with the transactions to be effected under this Plan.
     3. Seller agrees to pay Oppenheimer & Co. the commission per share of Stock indicated on Exhibit A. Oppenheimer & Co. will deduct its commission and applicable transaction fees from the proceeds of any sale of Stock under this Plan. Any price limits specified in Exhibit A shall be applied before giving effect to any commissions, transaction fees or other charges or any taxes or other amounts withheld.
     4. The sale prices and shares of Stock to be sold will be adjusted in the event Seller notifies Oppenheimer & Co. on a timely basis of a Stock split, stock dividend or other reorganization, reclassification or recapitalization affecting the Stock (“Recapitalization”).
     5. Seller acknowledges that it may not be possible to sell Stock during the term of this Plan due to: (a) a legal, contractual or regulatory restriction applicable to Seller or Oppenheimer & Co., (b) any other event as a result of which the Issuer has notified Oppenheimer & Co. that trading in the Stock must be suspended, (c) a market disruption (including without limitation a halt or suspension of trading in the Stock imposed by a court, governmental agency or self-regulatory organization) or (d) rules governing order execution priority on the NASDAQ Stock Market or the New York Stock Exchange (whichever is applicable). If any of these events ceases to be applicable during the term of this Plan (“Term”) or, in the case of a trading suspension imposed by the Issuer, if notified in writing by the Issuer that such suspension has terminated, Oppenheimer & Co. will resume its sales activity to the extent it is reasonably able to do so and still be able to provide best execution.
     6. Seller agrees to notify Oppenheimer & Co.’s compliance office by telephone at the number set forth in Exhibit B below as soon as practicable if Seller becomes aware of the occurrence of an event that would prohibit any sale of shares of Stock under this Plan, including but not limited to any legal, contractual or regulatory restriction (other than any such restriction relating to Seller’s possession or alleged possession of material non-public information about the Issuer or its securities), or an offering requiring an affiliate lock-up. Such notice will indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Seller and will not in any way communicate any material nonpublic information about the Issuer or its securities to Oppenheimer & Co. Such notice will be in addition to the notice required to be given to Oppenheimer & Co. by the Issuer pursuant to the Issuer Representation set forth as Exhibit B to this Plan
B. Issuer Representations
     As a condition precedent to Oppenheimer & Co.’s acceptance of this Plan, the Issuer must execute the Issuer Representation in the form attached to this Plan as Exhibit B.
C. Modification and Termination
     1. This Plan may not be modified unless: (a) Seller provides Oppenheimer & Co. with five (5) business days prior written notice, (b) Seller and Oppenheimer & Co. agree to such modification in writing and (c) the Issuer approves such modification in writing. Seller agrees that, and any such modification will contain the Seller’s representation that, as of the effective date of the modification, he or she knows of no material non-public information regarding the Issuer or any of its securities (including the Stock).
     2. This Plan will be deemed an effective contract and binding agreement with Oppenheimer & Co. only upon written approval by its compliance office. No Sale Period (as defined in Exhibit A) may commence until two (2) business days after Seller adopts this Plan, but in no event will sales commence until Oppenheimer & Co. signs this Plan. This Plan will terminate upon the occurrence of the first of the following dates or events: (a) if the Seller is a natural person, the date upon which Oppenheimer & Co. receives notice of Seller’s death, (b) the date specified in Exhibit A on which all sales under this Plan will cease, (c) any sale effected pursuant to this Plan that violates (or in the opinion of counsel to the Issuer or Oppenheimer & Co. is likely to violate) Rule 144 or Rule 145 under the Securities Act of 1933 (“1933 Act”), Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”) or any other applicable Federal or State law or regulation, (d) Seller fails to comply with its obligations under this Plan, (e) Issuer and/or the Seller enter into a contract that prevents or materially restricts sales of Stock by Seller under this Plan, (f) two (2) business days after the date on which Oppenheimer & Co. receives written notice that Seller has terminated this Plan (which may be for any reason), (g) two (2) business days after Oppenheimer & Co. notifies the Seller in writing that Oppenheimer & Co. has terminated this Plan (which may be for any reason), (h) two (2) business days after the date on which Oppenheimer & Co. receives notice that Seller has filed a petition for bankruptcy or the adjustment of Seller’s debts, or a petition for bankruptcy has been filed against Seller and has not been dismissed within thirty (30) calendar days of its filing, (i) two (2) business days after the date on which Seller or the Issuer notifies Oppenheimer & Co. that the Issuer or any other person has publicly announced a tender or exchange offer with respect to the Stock, (j) two (2) business days after the date on which Seller or the Issuer notifies Oppenheimer & Co. that the Issuer has made a public announcement of a merger, acquisition, reorganization, recapitalization or comparable transaction affecting the securities of the Issuer as a result of which the Stock will be exchanged or converted into shares of another company, (k) two (2) business days after the date on which Oppenheimer & Co. receives written notice that the Issuer has withdrawn its Issuer Representation, and (l) Oppenheimer & Co. fails to comply with its obligations under this Plan.
D. Representations and Warranties
     Seller makes the following representations. The representation in Subsection (a) is made on the date this Plan is adopted (the “Adoption Date”). The remaining representations are made on the Adoption Date and are deemed to be re-stated during the Term.
     (a) He/she is not aware on the date he/she adopts this Plan of any material nonpublic information with respect to the Issuer or any of its securities (including the Stock), (b) he/she is not subject to any legal, regulatory, or contractual restriction or undertaking that would prevent Oppenheimer & Co. from conducting sales throughout the Term in accordance with Exhibit A, (c) he/she is entering into this Plan in good faith for the purpose of establishing a trading plan that complies with the affirmative defense conditions of clause (c) of Rule 10b5-1 under the Exchange Act (“Rule 10b5-1”), and not as part of a plan or scheme to evade the prohibitions of, Rule l0b5-1, (d) [check one] he/she is X is not ☐ an affiliate of the Issuer or holder of “restricted shares” for purposes of Rule 144, (e) the Stock is not subject to any liens, security interests or other impediments to transfer (except for limitations imposed by Rules 144 or 145 under the 1933 Act), nor is there any litigation, arbitration or other proceeding pending, or to Seller’s knowledge threatened, that would prevent or interfere with sales of Stock under this Plan, (f) he/she has not entered into or altered a corresponding or hedging transaction or put option equivalent with respect to the Stock, and agrees not to enter into or alter any such transaction while this Plan is in effect, (g) he/she will not (i) enter into a binding contract with respect to the purchase or sale of Stock subject to this Plan with another broker, dealer or financial institution (each, a “Financial Institution”), (ii) instruct another Financial Institution to purchase or sell Stock subject to this Plan or (iii) adopt a plan for trading with respect to Stock subject to this Plan other than this Plan, and (h) he/she does not have authority, influence or control over any sales of Stock effected by Oppenheimer & Co. pursuant to this Plan, and will not attempt to exercise any authority, influence or control over such sales, nor will Seller communicate, directly or indirectly, any information relating to the Stock or the Issuer to any employee of Oppenheimer & Co. or its affiliates who is involved, directly or indirectly, in executing this Plan at any time while this Plan is in effect.
     (b) Rule 144
     If the Seller is an “affiliate” of the Issuer, or holder of “restricted shares” that are not otherwise registered shares under the 1933 Act, then all sales under this Plan will be made in accordance with Rule 144 under the 1933 Act (“Rule 144”). Seller agrees not to take, and will cause any person or entity with whom seller would be required to aggregate sales of Stock under Rule 144 not to take, any action that would cause any such sale not to comply with Rule 144. Oppenheimer & Co. will be responsible for filing each required Form 144. Seller acknowledges and agrees that Oppenheimer & Co. will make only one Form 144 filing at the beginning of each three-month period commencing prior to the first sale of Stock made under this Plan. Seller will promptly advise Oppenheimer & Co. of any sale of Stock that is not covered by this Plan. Seller may sell Stock outside of this Plan only if and to the extent that no such sale affects the amount of Stock that may be sold under this Plan in compliance with the volume limitations of Rule 144. Seller acknowledges and agrees that: (a) sales under this Plan shall not be in any way affected by any sales outside of this Plan, and (b) for purposes of this sentence, the term “Seller” shall mean and include the Seller and any other person or entity whose sales of Stock would be aggregated with those of the Seller for purposes of compliance with the volume limitations of Rule l44. Seller acknowledges and agrees that he will provide Oppenheimer & Co. with a signed and completed Form 144 no later than five business days prior to the commencement of, and five business days prior to the end of each three months during, any Sale Period set forth on Exhibit A.
E. Exchange Act Filings
     Seller agrees to make all filings required under Sections 13(d), 13(g) and 16 of the Exchange Act (e.g., Schedules 13D or l3G, and Forms 4 and 5) with respect to sales under this Plan. Oppenheimer & Co. will not be responsible to make or review any of these filings.
     Oppenheimer & Co. agrees to provide Seller and the Issuer with reports of all sales made pursuant to this Plan within one day of the execution of any sales under this Plan. The reports may be in the form of electronic mail, facsimile or other written correspondence and shall be sent pursuant to the contact information set forth in Exhibit C.
F. Indemnification and Limitation of Liability; No Advice
     1. Seller agrees to indemnify and hold harmless Oppenheimer & Co. (and its directors, officers, employees and affiliates) from and against all claims, liabilities, losses, damages and expenses (including, without limitation, reasonable attorneys’ fees and costs as well as any other expenses reasonably incurred in connection with defending or investigating any such claim, liability, loss, damage or expense) (collectively, “Loss”) arising out of or attributable to: (a) Oppenheimer & Co.’s performance of its obligations under this Plan, except for any Loss caused by the gross negligence or willful misconduct of Oppenheimer & Co., (b) any material breach by Seller of this Plan (including Seller’s representations and warranties), and (c) any violation by Seller of applicable laws or regulations. This indemnification will survive the termination of this Plan.
     2. Regardless of any other term or condition of this Plan, Oppenheimer & Co. will not be liable to Seller for: (a) special, indirect, punitive, exemplary, or consequential damages, or incidental losses or damages of any kind, including but not limited to lost profits, lost savings, loss of use of facility or equipment, regardless of whether arising from breach of contract, warranty, tort, strict liability or otherwise, and even if advised of’ the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen, or (b) any failure to perform or for any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including but not limited to failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as “acts of God.” In addition, Oppenheimer & Co. will not be liable to Seller in the event sales of Stock under this Plan violate the Issuer’s insider trading policies.

     3. Seller acknowledges that Oppenheimer & Co. has not provided Seller with any tax, accounting or legal advice with respect to this Plan, including whether Seller would be entitled to any of the affirmative defenses under Rule 10b5-1.
     4. Seller acknowledges and agrees that in performing Seller’s obligations under this Plan, neither Oppenheimer & Co. nor any of its affiliates nor any of their respective officers, employees or other representatives is acting as a fiduciary (within the meaning of Section 3(21) of the Employee Retirement Income Security Act of 1974, as amended, or Section 2510.3-21 of the Regulations promulgated by the United States Department of Labor, or otherwise) with respect to Seller or Seller’s assets
G. Governing Law
     This Plan will be governed by, and construed in accordance with, the laws of the State of New York, without regard to such State’s conflict of laws rules.
H. Entire Agreement
     This Plan (including all Exhibits) together with the Oppenheimer & Co. Client Agreement (the “Client Agreement”), which is hereby incorporated by reference, constitutes the entire agreement between the parties with respect to this Plan and supersedes any previous or contemporaneous agreements or understandings with respect to this Plan, whether written or oral. In the event that the terms and conditions of this Plan conflict with the terms and conditions of the Client Agreement or any other agreement between Seller and Oppenheimer & Co., the terms and conditions of this Plan will govern with respect to implementation of this Plan.
I. Assignment
     This Plan and each party’s rights and obligations under this Plan may not be assigned or delegated without the written permission of the other party and will be for the benefit of each party’s successors and permitted assigns, whether by merger, consolidation or otherwise.
J. Method of Communication
     Except as otherwise specifically provided in this Plan, any communications required or permitted hereunder may be in writing or made orally, provided that any communications made orally must be confirmed in writing within one business day of such communication. Such written communications shall be directed to the parties specified in Exhibit C.
K. Securities Contract
     Seller and Oppenheimer & Co. acknowledge and agree that this Plan is a “securities contract,” as such term is defined in Section 741(7) of Title 11 of the United States Code (the “Bankruptcy Code”), entitled to all of the protections given such contracts under the Bankruptcy Code.

L. Counterparts
     This Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures on all counterparts were upon the same instrument.
M. Severability of Provisions
     If any provision of this Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Plan will continue and remain in full force and effect.

     IN WITNESS WHEREOF, the undersigned have signed this Plan as of the date first written above.
     SELLER
     Signature: /s/ Rudolf W. Gunnerman
     Signature: /s/ Doris M. Gunnerman
     Print Name: Rudolf W Gunnerman and Doris M Gunnerman
     Title: Affiliate
     Oppenheimer & Co. Inc.
     By: /s/ Nina H. Todaro
     Print Name: Nina H Todaro
     Title: Vice President

EXHIBIT A
Name of Seller: Rudolf & Doris Gunnerman Name of Issuer: Sulphco Inc.
(Please note): It is the Seller’s responsibility to ensure that shares listed on this Exhibit A are deposited in a Oppenheimer & Co. account in good delivery form prior to the first sale date.
*SALES EFFORTS UNDER THIS PLAN WILL NOT COMMENCE EARLIER THAN TWO BUSINESS DAYS AFTER THE DATE THAT SELLER ADOPTS THIS PLAN, AS INDICATED ON THE FIRST PAGE OF THIS PLAN.
OWNED SHARES TO BE SOLD UNDER SALES PLAN

a) Sale	b) Authorized	c) “Limit”	d) Date on	e) How	f) Nature of
Period*	Number of	Price or	Which Shares	Shares Were	Payment
From___	Owned	“Market”	Acquired	Acquired
To ___	Shares to be	Price
Or ___	Sold
12-10-07	2,500,000*	Market	12-2000	Purchase –	N/A
until all sold				Private
Transaction

*	sell 250,000 shares per month until all shares have been sold
1.	Instructions: In each row under column (a), state the first and last date on which the Stock is authorized to be sold during the designated Sale Period (Stock sales may occur on or between these dates). In each row under column (b), state the maximum number of shares authorized to be sold at the price during the designated Sale Period. Do not aggregate with amounts authorized to be sold at a lower price during the same designated Sale Period. In each row under column (c), write either (i) a dollar price which is the minimum price (the “Limit” Price) at which Stock is authorized to be sold, or (ii) the word “market” if Stock is to be sold at the then-prevailing market price per share during the Sale Period. All market orders will be treated as “market not held” orders. All limit orders will be treated as “limit not held” orders. In each row under column (d), if shares are subject to Rule 144, state the date on which shares were acquired. In each row under column (e), if shares are subject to Rule 144, state how the shares were acquired. In each row under column (f), if shares are subject to Rule 144, state the nature of payment.

EXHIBIT A(cont’d)
STOCK OPTIONS TO BE SOLD UNDER SALES PLAN

a) Sale	b) Number	c) “Limit”	d) Grant Date	e) Designation	f) Strike Price	g) Expiration Date
Period*	of Options	Price or
From ___	to be Sold	“Market”
To___		Price
Or___

2. Instructions: In each row under column (a), state the first and last date on which the Stock is authorized to be sold during the designated Sale Period (Stock sales may occur on or between these dates). In each row under column (b), state the maximum number of shares authorized to be sold at the price during the designated Sale Period. Do not aggregate with amounts authorized to be sold at a lower price during the same designated Sale Period. In each row under column (c), write either (i) a dollar price which is the minimum price (the “Limit” Price) at which Stock is authorized to be sold, or (ii) the word “market” if Stock is to be sold at the then-prevailing market price per share during the Sale Period. All market orders will be treated as “market not held” orders. All limit orders will be treated as “limit not held” orders. In each row under column (d) state the date on which the options were granted. In each row under column (e) state the designation of the stock options (non-qualified or incentive stock option). In each row under column (f) state the strike price of the option. In each row under column (g) state the expiration date of the option.
3. Commission per share:                     .045                     cents.
4. Except as provided in Paragraph 4 of this Exhibit A, in the event that Oppenheimer & Co. is unable to sell the number of owned shares or option shares of Stock authorized to be sold in a Sale Period for any reason (check one of the following instructions):
      XX the unsold amount of Stock will be carried forward and added to the number of owned shares of Stock authorized to be sold for each succeeding Sale Period (if any) until sold; or
                          the unsold amount of Stock will not be sold and will not be carried over to the next Sale Period.

EXHIBIT A (cont’d)
5. In the event the sale of Stock cannot occur during a designated Sale Period because of an event described in Section A(5) of the Plan, that Sale Period will be extended upon the expiration of such event by the amount of time the sale of Stock could not occur but in no event later than until all of the Stock is sold.
6. The maximum number of shares to be sold under this Exhibit A is 2,500,000,
7. This plan shall expire the earlier of December 5, 2008 or when all 2,500,000 shares have been sold.
This Exhibit A is an integral part of the attached Plan entered into by Seller with Oppenheimer & Co. and is subject to the terms and conditions set forth therein.

Accepted and Agreed to:		Account # G42-0015377
OPPENHEIMER & CO. INC.

By:	/s/ Nina H. Todaro	Signature:	/s/ Rudolf W. Gunnerman

		Signature:	/s/ Doris M. Gunnerman

Rudy W Gunnerman and Doris M Gunnerman

EXHIBIT B
ISSUER REPRESENTATION
1. Sulphco Inc. (the “Issuer”) represents that it has approved the Sales Plan dated December 5th, 2007 (the “Plan”) between Rudolf W Gunnerman & Doris M Gunnerman (“Seller”) and Oppenheimer & Co. Inc. (“Oppenheimer & Co.”) relating to the common stock, $.001, par value of the Issuer (the “Stock”).
2. The sales to be made by Oppenheimer & Co. for the account of Seller under the Plan will not violate the Issuer’s insider trading policies, and to the best of the Issuer’s knowledge there are no legal, contractual or regulatory restrictions applicable to Seller or Seller’s affiliates as of the date of this representation that would prohibit the Seller from entering into the Plan or prohibit any sale under the Plan.
3. If, at any time during the term of the Plan, an event occurs that would prohibit any sale of shares of stock under the Plan, including any a legal, contractual or regulatory restriction that is applicable to Seller or Seller’s affiliates would prohibit any sale under the Plan (other than any such restriction relating to Seller’s possession or alleged possession of material nonpublic information about the Issuer or its securities), the Issuer agrees to give Oppenheimer & Co.’s compliance office notice of such restriction by telephone as soon as practicable. Such notice shall be made to Nina Todaro @ 212-668-5062, and shall indicate the anticipated duration of the restriction, but shall not include any other information about the nature of the restriction or its applicability to Seller. In any event, the Issuer shall not communicate any material nonpublic information about the Issuer or its securities to Oppenheimer & Co.
4. If the Stock includes shares that may be sold under Rule 144 or 145 under the Securities Act of 1933, as amended (the “Securities Act”), the Issuer agrees as follows: To avoid delays in connection with transfers of stock certificates and settlement of transactions under the Sales Plan, and in acknowledgment the provisions in Section E of the Plan that sales of Stock under the Plan will be effected in compliance with applicable provisions of Rule 144 of the Securities Act of 1933, as amended, the Issuer agrees that it will, within an reasonable amount of time upon Seller’s directing delivery of Stock into an account at Oppenheimer & Co. in the name of and for the benefit of Seller, instruct its transfer agent to process the transfer of shares and issue a new certificate to Seller that does not bear any legend or statement restricting its transferability to a buyer.
Dated: December 5, 2007
/s/ Stanley W. Farmer

By:	Stanley W. Farmer Vice President and Chief Financial Officer Name and title of authorized officer

EXHIBIT C
To Rule 10b5-1 Sales Plan
Between
Rudolf W. Gunnerman & Doris M. Gunnerman
and
Oppenheimer & Co. Inc. (“Oppenheimer & Co.”)
I. Communications required by the Plan shall be made to the following persons in accordance with Section “K” of such Plan:

To Seller:	Copies to:

Name: Rudolf W Gunnerman & Doris	Name: Jaclyn Liu
M Gunnerman	Address: 425 Market Street
Address: 6601 Windy Hill Way	San Francisco, CA 94107
Reno NV 89511	Telephone: 415-268-6722
Telephone: 775-829-9909	Fax: 415-268-7522
Fax: 775-829-8783

To Issuer:	Copies to:

Name: Sulphco Inc	Name:
Address: 4333 W Sam Houston Pkwy

N. – Houston TX 77043	Address:

Telephone: 713-896-0100

Fax: 713-896-8803	Telephone:

Fax:

To Oppenheimer & Co.:	Copies to:

Name: Nina Todaro	Name:

Address: 125 Broad St – 16th floor	Address:

New York, NY 10004

Telephone: 212-668-5062	Telephone:

Fax: 212-668-5065	Fax:

This Exhibit C is an integral part of the attached Plan entered into by Seller with Oppenheimer & Co. and is subject to the terms and conditions set forth therein.